02018820

3/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TieCare Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fasangaretngasse 14/18 A-1130
(No. and Street)

Vienna 1130 Austria
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Sass U.S.A. (949) 470-2100
(Area Code — Telephone No.)
Renate Koschier Austria 011 431 803 37610

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benedict & Newhouse, P.A.
(Name — *if individual, state last, first, middle name*)

6699 90th Avenue North Pinellas Park Florida 33782
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VX 3-22-02

OATH OR AFFIRMATION

I, Ursula Reithoffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TieCare Financial Services, Inc., as of December 31, 19 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed + Sworn to before me this 23rd Day of February 2002 City of Shelton County of Fairfield

[signature]
Notary Public

My Commission Expires Oct. 31, 2006

[signature]
Signature

Vice-President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIECARE FINANCIAL SERVICES, INC.

Financial Statements and
Accompanying Information

For the Year Ended December 31, 2001

TIECARE FINANCIAL SERVICES, INC.

Contents

Benedict & Newhouse, P.A.
Certified Public Accountants
(727) 546-3222 • FAX (727) 541-3309
6699 - 90th Avenue North, Pinellas Park, Florida 33782

Report of Independent Certified Public Accountants

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

We have audited the accompanying balance sheet of TieCare Financial Services, Inc. as of December 31, 2001, and the related statements of changes in stockholder's equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TieCare Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benedict & Newhouse, P.A.

Pinellas Park, Florida
February 22, 2002

TIECARE FINANCIAL SERVICES, INC.
Balance Sheet
December 31, 2001

Assets

Cash	$ 263,657
Commissions receivable	28,627
Federal income taxes receivable	9,297
Other assets	981
Office furniture, equipment and computers less accumulated depreciation of $10,983	9,811
	$ 312,373

Liabilities and Stockholder's Equity

Commissions payable	$ 32,651
Deferred tax liabilities	1,740
	34,391
Stockholder's equity	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	1,000
Additional paid-in capital	128,379
Retained earnings	148,603
Total stockholder's equity	277,982
	$ 312,373

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning balances, January 1, 2001	$1,000	$128,379	$96,970	$226,349
Net income for the year	-	-	51,633	51,633
Ending balances, December 31, 2001	$1,000	$128,379	$148,603	$277,982

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions on sales of securities	$ 304,772
Administrative and advisory fees	18,509
Interest income	5,914
Total revenues	329,195
Expenses	
Commissions to agents/representatives	197,433
Employee compensation and benefits	26,062
Taxes other than federal income taxes	58
Dues and subscriptions	629
Insurance	226
Regulatory fees and expenses	3,150
Bank charges and other charges	707
Professional fees	4,157
Office expenses	4,455
Travel and entertainment	461
Postage and shipping	427
Miscellaneous	145
Maintenance	1,865
Telephone and internet	3,649
Depreciation	3,480
Utilities	1,062
Rent	6,428
Total expenses	254,394
Income before income taxes	74,801
Provision for federal income taxes	
Current	22,795
Deferred	373
	23,168
Net income	$ 51,633

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 51,633
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,480
Decrease in commissions receivable	615
Increase in federal income taxes receivable	4,156
Decrease in other assets	(9,297)
Increase in commissions payable	1,157
Decrease in federal income taxes payable	(19,780)
Decrease in accounts payable	(1,891)
Provision for deferred income taxes	373
Net cash provided by operating activities	30,446
Cash flows from investing activities:	
Purchase of fixed assets	(2,155)
Net cash used by investing activities	(2,155)
Net increase in cash	28,291
Cash at beginning of year	235,366
Cash at end of year	$ 263,657

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of significant accounting policies

Basis of accounting - Revenue and expenses are recorded using the accrual basis of accounting.

Cash equivalents - The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2001 the Corporation has cash balances which are in excess of amounts insured by the FDIC.

Office furniture, equipment and computers - Office furniture, equipment and computers are carried at cost. Depreciation is provided over the useful lives of the assets using accelerated and straight line methods.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The deferred tax assets and liabilities (netted in financial statements) represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Business of the Corporation

TieCare Finanical Services, Inc. (the Corporation) was incorporated on February 27, 1998 in the state of Delaware. The Corporation is a registered broker/dealer engaged in the business of selling mutual funds (securities). The Corporation's principal operations are conducted in Vienna, Austria.

Note 3 - Common stock

The Corporation is owned by one individual who currently holds 100 shares of common stock. Holders of common stock are entitled to certain preemptive rights which provide for the first right to purchase future shares in the ratio of the number of shares originally held. In addition, each share of common stock is allowed one vote per share.

TIECARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2001

Note 4 – Income taxes

The federal income taxes receivable of $9,297 represents an overpayment of estimated taxes for 2001. These amounts will be refunded or applied against future tax liabilities.

During 2001 the Corporation paid federal income taxes of $51,872. This represented amounts due from 2000 of $24,472 and estimated taxes of $27,400 for the year 2001.

Note 5 - Net capital requirements

As a member firm of the National Association of Securities Dealers, Inc., the Corporation is subject to the capital Rules prescribed in the Securities Exchange Act of 1934, which prohibit a firm from engaging in any securities transaction whenever its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the Rules.

Furthermore, as a dealer which does not generally carry customers accounts, the Corporation is required to maintain net capital of not less than $5,000.

At December 31, 2001, aggregate indebtedness and net capital were $32,651 and $257,893, respectively, a ratio of 12.66%.

Note 6 - Lease commitment

The Corporation leases its office facilities under a month to month lease agreement dated July 1, 1998. Rent is payable monthly and includes base rent, utilities, sales taxes and maintenance fees. Increases in rent are tied into the cost of living index. Total rent expense for the year ended December 31, 2001 was $6,428.

Note 7 - Subordinated liabilities

The Corporation had no subordinated liabilities at December 31, 2001.

TIECARE FINANCIAL SERVICES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Computation of Net Capital

Total stockholders' equity (from Balance Sheet) and qualified for net capital		$ 277,982
Total capital before deductions/charges		277,982
Deductions and/or charges:		
Nonallowable assets:		
Net office furniture, equipment and computers	$ 9,811	
Federal income taxes receivable	9,297	
Other assets	981	
		20,089
Net capital		$ 257,893

Computation of Basic Net Capital Requirement

Net capital requirement (6-2/3% of aggregate indebtedness)	$ 2,177 (A)
Minimum dollar net capital requirement	5,000 (B)
Net capital requirement (greater of (A) or(B))	5,000
Excess net capital (net capital, less required capital)	$ 252,893

TIECARE FINANCIAL SERVICES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
(continued)
December 31, 2001

Computation of Aggregate Indebtedness

Total aggregate indebtedness (liabilities from Balance Sheet)	$ 34,391
Less: deferred federal income taxes	(1,740)
Total aggregate indebtedness	$ 32,651
Percentage of aggregate indebtedness to net capital	12.66%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	not applicable

TIECARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
December 31, 2001

The Corporation did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

TIECARE FINANCIAL SERVICES, INC.
Information Relating to the Possession
or Control Requirements
December 31, 2001

The Corporation did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

TIECARE FINANCIAL SERVICES, INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

A reconciliation of the differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computations included in the Corporation's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Net capital (per Form X-17A-5 Part IIA)	$250,037
Add/deduct:	
Audit adjustments (net)	(11,890)
Decrease in nonallowable assets	19,746
Net capital (per audit report)	$257,893

Benedict & Newhouse, P.A.
(727) 546-3222 • FAX (727) 541-3309
Certified Public Accountants
6699 - 90th Avenue North, Pinellas Park, Florida 33782

Independent Certified Public Accountant's Supplementary
Report on Internal Control Structure

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

In planning and performing our audit of the financial statements of TieCare Financial Services, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by TieCare Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

Robert Sass, President
TieCare Financial Services, Inc.
Page Two

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Benedict & Newhouse, P.A.

Pinellas Park, Florida
February 22, 2002